UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CTI BioPharma Corp.

(Name of Subject Company)

CTI BioPharma Corp.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Adam R. Craig

President, Chief Executive Officer and Interim Chief Medical Officer

3101 Western Avenue, Suite 800

Seattle, Washington 98121

(206) 282-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Katherine D. Ashley Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	Ryan A. Murr Branden C. Berns Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105 (415) 393-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by CTI BioPharma Corp., a Delaware corporation (“CTI”) with the Securities and Exchange Commission (the “SEC”) on May 25, 2023, relating to the tender offer by Cleopatra Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned, indirect subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”), to purchase all of the issued and outstanding shares of CTI common stock, par value $0.001 per share (the “Shares”), for $9.10 per Share, net to the seller in cash, without interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2023 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading “Legal Proceedings” on page 41 and replacing it with the following paragraphs:

“On May 26, 2023, a purported CTI stockholder filed a complaint against CTI and each member of the CTI Board in the United States District Court for the Southern District of New York, captioned Ryan O’Dell v. CTI BioPharma Corp., et al., Case No. 1:23-cv-04437 (the “O’Dell Complaint”).

On May 30, 2023, a purported CTI stockholder filed a complaint against CTI and each member of the CTI Board in the United States District Court for the Southern District of New York, captioned David Yoo v. CTI BioPharma Corp., et al., Case No. 1:23-cv-04515 (the “Yoo Complaint”).

On May 31, 2023, a purported CTI stockholder filed a complaint against CTI and each member of the CTI Board in the United States District Court for the Southern District of New York, captioned Elaine Wang v. CTI BioPharma Corp., et al., Case No. 1:23-cv-04545 (the “Wang Complaint”).

On June 6, 2023, a purported CTI stockholder filed a complaint against CTI and each member of the CTI Board in the United States District Court for the Southern District of New York, captioned Jordan Wilson v. CTI BioPharma Corp., et al., Case No. 1:23-cv-04744 (the “Wilson Complaint”).

On June 6, 2023, a purported CTI stockholder filed a complaint against CTI and each member of the CTI Board in the United States District Court for the District of Delaware, captioned Michael Kent v. CTI BioPharma Corp., et al., Case No. 1:23-cv-00617-UNA (the “Kent Complaint” and collectively with the O’Dell, Yoo, Wang and Wilson Complaints, the “Federal Complaints”).

The Federal Complaints allege violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The O’Dell and Wang Complaints seek injunctive relief preventing the consummation of the Transactions, recission of the Merger Agreement or any of the terms thereof or a grant of rescissory damages, an accounting of damages, an award of plaintiff’s expenses including reasonable attorneys’ and expert fees and expenses, and such other relief the court may deem just and proper. The Yoo, Wilson and Kent Complaints seek injunctive relief enjoining the Transactions or awarding rescissory damages, dissemination of an updated Recommendation Statement, an award of plaintiff’s expenses including reasonable attorneys’ and expert fees and expenses, and such other relief the court may deem just and proper. CTI believes the claims asserted in each of the Federal Complaints are without merit.

On June 7, 2023, a purported CTI stockholder filed a complaint against CTI, each member of the CTI Board, Purchaser and Sobi in the Superior Court of Washington, King County, captioned Robert Garfield v. Adam R. Craig et al., Case No. 23-2-10324-6 (the “Garfield Complaint”). The Garfield Complaint alleges that the defendants violated Washington statutory and/or common law by disseminating, or approving the dissemination of, false and misleading information to stockholders. The Garfield Complaint seeks, among other things, dissemination of updated disclosures, injunctive relief enjoining the Transactions or an award of rescissory damages, an award of plaintiff’s expenses, including attorneys’ and expert fees and expenses, and such other relief the court may deem just and proper. The defendants believe the claims asserted in the Garfield Complaint are without merit.

Additional lawsuits may be filed against the CTI and/or the CTI Board in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, CTI will not necessarily announce such additional filings.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2023

CTI BioPharma Corp.

By:	/s/ David H. Kirske
Name:	David H. Kirske
Title:	Chief Financial Officer

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